Filed by Independent Bank Corporation
Commission File Number:  0-7818
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  TCSB Bancorp, Inc.

Employee Meeting – December 7, 2017

Questions & Answers

Q:   Who is Independent Bank?

A:   Independent Bank is headquartered in Grand Rapids, Michigan with branch locations across Michigan’s Lower Peninsula and loan production offices in Michigan and Ohio.  For a complete list of Independent Bank’s 63 branch and 14 loan production office locations and more information on our 150+ year history, please go to independentbank.com.

Q:   How soon will the merger be finalized?

A.   The estimated target date for completion of the merger is the end of the first quarter of 2018.   The data processing conversion for Traverse City State Bank (TCSB) customers will follow thereafter, likely prior to the end of the second quarter of 2018.  Independent Bank utilizes an outsourced core data processing system (FIS) that is similar to the Fiserv system utilized by TCSB.

Q:   What will happen to TCSB’s executive management team?

A:   Connie Deneweth will continue to lead the Northern Michigan market.  She is a respected business leader in the Traverse City area who will make a positive contribution to our organization.  In addition, Ann Bollinger will lead the development of our wealth management services in Northern Michigan.  Connie and Ann have built an exceptional bank with a strong foundation.  Independent Bank’s and TCSB’s management teams will work together to develop a transition and integration plan.

Q:   Will any employees lose their jobs as a result of this merger?

A:   The Independent Bank and TCSB management teams will be meeting with employees over the next several weeks to better understand their roles and responsibilities and to determine the appropriate staffing levels for the organization moving forward.

Q.   Will employees have the opportunity to interview for open positions at other Independent Bank locations?

A.    Yes.  During the transition period, open positions will be posted on Independent Bank’s website and TCSB employees will have the opportunity to apply for openings.  In addition, Independent Bank will work with TCSB management to notify all TCSB employees about open positions on a weekly basis.  Finally, given today’s technology, Independent Bank has a work force that is distributed throughout the state.  Depending on the nature of the position, it may be possible that an open position could be filled by a TCSB employee without relocating.

Q.   Will employees’ pay remain the same?

A.   Pay plans will remain consistent through 2017.  In 2018, once the merger occurs, TCSB’s employees will be transitioned to Independent Bank’s compensation plans. However, based on our review of the existing TCSB compensation structure, no significant changes are anticipated.

Q.   Will employees’ benefits remain the same?

A.    TCSB’s employees will be transitioned to Independent Bank’s benefit plans once the merger occurs.  Our Human Resources Department will be providing TCSB employees with an Independent Bank Employee Benefits Summary.

Q.   If it’s determined that my position is no longer needed, will I receive severance pay?

A.    Yes, in the event that your positon is eliminated and you are not offered a comparable position with Independent Bank, you will be eligible for severance pay of 2 weeks for each full year of service with a minimum of 4 weeks’ pay and a maximum of 26 weeks, as well as an opportunity to continue health care coverage through COBRA.

Q.   Is Independent Bank planning to keep all of the TCSB branches open?

A.    Yes, we will keep all of the TCSB branches open.

Q:   Will the current Independent Bank LPO office in Traverse City remain open?

A:    At the end of the current lease (11/30/18), the existing Independent Bank LPO will be closed and the Independent Bank employees at that location, will be relocated to TCSB offices.

Q.   Will TCSB’s name be changed?

A.   Yes, once the merger is complete, TCSB’s name will be changed to Independent Bank.

Q:   What are the key dates for the transition?

A:   A detailed timeline will be shared with all employees during the next few weeks.

Q:   Will Independent Bank offer job search assistance to anyone who loses their job?

A.    Yes, Independent Bank will work with local agencies and other resources to assist any displaced employees.

Q.   Who should I contact if I have questions or concerns?

A.    Discuss your questions and concerns first with your immediate supervisor.  If needed, they can escalate the matter to Connie Deneweth or Ann Bollinger.

Additional Information about the Transaction

Independent Bank Corporation (IBC) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (SEC), which will include a prospectus relating to the IBC shares to be issued in the transaction, a proxy statement for a shareholder meeting of TCSB Bancorp, Inc. at which shareholders will be asked to approve the transaction, and certain other documents regarding the proposed transaction. Before making any voting or investment decision, investors are urged to carefully read the entire registration statement and related documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction. Investors will be able to obtain these documents free of charge at the SEC’s website at www.sec.gov or by  making a written request to Independent Bank Corporation, Attn: CFO, 4200 East Beltline Avenue NE, Grand Rapids, MI 49525, or by calling (616) 522-1765.